UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

e.l.f. Beauty, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

26856L103

(CUSIP Number)

MARIO D. CIBELLI

C/O MARATHON PARTNERS EQUITY MANAGEMENT, LLC

One Grand Central Place

60 East 42nd Street, Suite 2306

New York, New York 10165

(212) 490-0399

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 1, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26856L103

1	NAME OF REPORTING PERSON

Marathon Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,250,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,250,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,250,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5%*
14	TYPE OF REPORTING PERSON

PN

* Includes 100,000 Shares underlying certain call options.

2

CUSIP No. 26856L103

1	NAME OF REPORTING PERSON

Marathon Focus Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		160,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

160,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

160,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%*
14	TYPE OF REPORTING PERSON

PN

* Includes 10,000 Shares underlying certain call options.

3

CUSIP No. 26856L103

1	NAME OF REPORTING PERSON

Marathon Partners LUX Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,175,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,175,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,175,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%*
14	TYPE OF REPORTING PERSON

PN

* Includes 125,000 Shares underlying certain call options.

4

CUSIP No. 26856L103

1	NAME OF REPORTING PERSON

Cibelli Research & Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,335,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,335,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,335,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%*
14	TYPE OF REPORTING PERSON

OO

* Includes 135,000 Shares underlying certain call options.

5

CUSIP No. 26856L103

1	NAME OF REPORTING PERSON

Marathon Partners Equity Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,585,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,585,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,585,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%*
14	TYPE OF REPORTING PERSON

IA

* Includes 235,000 Shares underlying certain call options.

6

CUSIP No. 26856L103

1	NAME OF REPORTING PERSON

Mario D. Cibelli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,200
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,585,000*
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,200
	10	SHARED DISPOSITIVE POWER

2,585,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,595,200*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%*
14	TYPE OF REPORTING PERSON

IN

* Includes 235,000 Shares underlying certain call options.

7

CUSIP No. 26856L103

1	NAME OF REPORTING PERSON

Beth Birnbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 26856L103

1	NAME OF REPORTING PERSON

Dhiren Fonseca
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,700
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 26856L103

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Following the Agreement defined and described in Item 4 below, Beth Birnbaum and Dhiren Fonseca are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 2. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement defined and described in Item 6 below.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 1, 2020, Marathon Partners Equity Management, LLC, Marathon Partners L.P., Marathon Focus Fund L.P., Marathon Partners LUX Fund, L.P., Cibelli Research & Management, LLC and Mario Cibelli (collectively, the “Marathon Parties”) entered into a cooperation agreement with the Issuer (the “Agreement”) regarding the composition of the Issuer’s Board of Directors (the “Board”) and certain other matters. Pursuant to the terms of the Agreement, the Issuer agreed, among other things, that, within two business days following the execution of the Agreement, the Nominating and Corporate Governance Committee of the Board (the “Nominating Committee”) will take all necessary action to (i) increase the size of the Board from eight to nine directors, with such new Board seat to be in Class III, (ii) appoint Lori Keith (the “New Director”) as a Class III director on the Board and (iii) appoint the New Director to the Nominating Committee. The New Director may also attend as a non-voting observer any meeting of the Compensation Committee of the Board (the “Compensation Committee”) held during the Support Period (as defined below), and shall receive copies of any materials disseminated to Compensation Committee members in connection with such meeting.

In addition, the Agreement provides that the Board will take all necessary action to include in the proposals to be voted on at the Issuer’s 2020 Annual Meeting of Shareholders (the “2020 Annual Meeting”) a “say-on-pay” proposal and a vote as to the frequency at which “say-on-pay” proposals will be presented to and voted on by the shareholders at future annual meetings of the Issuer, which will include a recommendation by the Board that shareholders vote for annual “say-on-pay” proposals. The Agreement further provides that the Board will take all necessary action to amend Section 3.1(a) of the Issuer’s 2016 Equity Incentive Award Plan (the “2016 Incentive Plan”) to reduce the maximum automatic annual percentage increase of shares of Common Stock reserved for issuance under the 2016 Incentive Plan from 4% to 2%, and that, during the Support Period, the Board will not adopt a new equity incentive award plan or otherwise seek to amend the 2016 Incentive Plan to increase the Share Limit or issue Awards in excess of the Share Limit (as such terms are defined in the 2016 Incentive Plan). Annual grants of equity awards to the Issuer’s executive officers in 2021 will take place during the open trading window following the Issuer’s fourth quarter earnings call in 2021, and the Issuer’s proxy statement for the 2020 Annual Meeting will include language describing the obligation of the Issuer as relates to annual grants of equity awards to executive officers of the Issuer. In the Agreement, the Issuer represented and warranted to the Marathon Parties that, since March 2, 2019, the Issuer has not granted any performance equity awards to any named executive officers other than those disclosed or referenced by the Issuer in its Forms 4 filed with the SEC in June 2020.

10

CUSIP No. 26856L103

Pursuant to the Agreement, the Marathon Parties agreed to certain customary covenants and standstill provisions lasting from the date of the Agreement until the date that is 30 days prior to the expiration of the advance notice period for the submission by shareholders of director nominations for consideration at the Issuer’s 2021 Annual Meeting of Shareholders (the “2021 Annual Meeting”) (such period, the “Support Period”), including to appear in person or by proxy for quorum purposes at the 2020 Annual Meeting and any other meeting of shareholders of the Issuer, including any adjournment or postponement thereof, to vote all shares of Common Stock beneficially owned by the Marathon Parties on the record date for such meeting (i) in favor of all persons nominated by the Board to serve as directors of the Issuer and against any shareholder nominated candidate not endorsed by the Board, (ii) to ratify the appointment of the Issuer’s independent registered public accounting firm, (iii) in accordance with the Board’s recommendation with respect to the Issuer’s “say-on-pay” proposal and compensation plans and any amendments thereto and (iv) in favor of any other proposals recommended by the Board, provided, that with respect to any extraordinary matter, including any merger, acquisition, recapitalization, restructuring, financing, disposition, distribution, spin-off, asset sale, joint venture or other business combination involving the Issuer or its subsidiaries which requires a vote of the Issuer’s shareholders, the Marathon Parties shall have the right to vote such shares of Common Stock in their sole discretion.

The Agreement further provides that the Support Period will automatically be extended until the date that is 30 days prior to the expiration of the advance notice period for the submission by shareholders of director nominations for consideration at the Issuer’s 2022 Annual Meeting of Shareholders (the “2022 Annual Meeting”) if either (A) at any time between the date of the Agreement and the date that is thirty (30) days prior to the expiration of the advance notice period for the submission by shareholders of director nominations for consideration at the 2021 Annual Meeting as determined by applicable law and set forth in the Bylaws (such date, the “2021 Annual Meeting Nomination Window Date”), the Marathon Parties do not meet the Minimum Ownership Threshold (as defined below), or (B) as of the 2021 Annual Meeting Nomination Window Date, all of the following conditions have been met: (i) if the New Director or her Replacement is a director on the Board as of the 2021 Annual Meeting Nomination Window Date, the New Director or her Replacement (as applicable) is a member of the Nominating Committee as of such date, (ii) between the date of the Agreement and the 2021 Annual Meeting Nomination Window Date, Tarang Amin has not entered into a voting agreement or similar agreement that would subject any securities of the Issuer beneficially owned by Mr. Amin to any arrangement or agreement with respect to the voting thereof with any other person that is a holder of any securities of the Issuer and that is not affiliated with Mr. Amin or his estate planning, or that would give Mr. Amin the power to vote or direct the voting of any securities of the Issuer beneficially owned by any other person that is not affiliated with Mr. Amin or his estate planning, (iii) between the date of the Agreement and the 2021 Annual Meeting Nomination Window Date, the Issuer has not issued shares of Common Stock (and/or securities of the Issuer convertible into, or exercisable for, shares of Common Stock) in any transaction that represents more than 20% of the issued and outstanding shares of Common Stock (including any securities of the Issuer convertible into, or exercisable for, shares of Common Stock) immediately prior to such issuance, (iv) the Issuer has confirmed that the proxy statement for the 2021 Annual Meeting will include language describing the obligation of the Issuer as relates to annual grants of equity awards to executive officers of the Issuer in 2022, and (v) the Issuer has confirmed that any director(s) or officer(s) of the Issuer who beneficially owned 3% or more of the issued and outstanding shares of Common Stock as of the record date for the 2020 Annual Meeting voted all such shares at the 2020 Annual Meeting in favor of annual “say-on-pay” proposal frequency. If the Support Period is so extended, the Marathon Parties will be permitted to vote in accordance with the recommendation of Institutional Shareholder Services Inc. (“ISS”) with respect to the Issuer’s “say-on-pay” proposal or any proposal relating to any compensation plan submitted for shareholder approval at the 2021 Annual Meeting, including any amendments thereto.

11

CUSIP No. 26856L103

The standstill provisions in the Agreement provide that, during the Support Period, the Marathon Parties and certain of their affiliates cannot, among other things: (i) solicit proxies regarding certain matters being voted on by shareholders of the Issuer, including the removal or election of directors of the Issuer; (ii) enter into a voting agreement or form any “group” with respect to any securities of the Issuer; (iii) submit or encourage any person to submit nominees in furtherance of a contested solicitation for the election or removal of directors; (iv) submit any proposal for consideration by shareholders of the Issuer at any meeting of shareholders; or (v) acquire any securities of the Issuer or rights that would result in the Marathon Parties owning more than 12.5% of the Issuer’s outstanding shares of Common Stock.

The Agreement provides that the “Minimum Ownership Threshold” is beneficial ownership equal to or greater than 2% of the issued and outstanding shares of the Issuer’s Common Stock. The Marathon Parties must provide notice to the Issuer within two business days following the date on which the Marathon Parties no longer meet the Minimum Ownership Threshold. If at any time during the Support Period (x) the New Director is unable to serve out her term as a Class III Director on the Board for any reason, and (y) as of such time, the Marathon Parties have maintained since the date of the Agreement the Minimum Ownership Threshold, and the Marathon Parties have provided evidence of such ownership, together with a certification of such ownership, to the Issuer, then the Marathon Parties and the Issuer will negotiate in good faith to propose a mutually-agreed upon replacement director (the “Replacement”) to be appointed to the Board to serve as her successor for the remainder of her term as a Class III Director in accordance with the Bylaws, provided such Replacement (i) qualifies as “independent” pursuant to the rules and listing standards of the NYSE and applicable SEC rules and regulations, (ii) has provided the Issuer with the Information (as defined in the Agreement), (iii) has cooperated with a background check and (iv) has executed all documents required to be executed by directors of the Issuer. The Replacement shall be promptly appointed to the Board and at least one standing committee of the Board, subject to the approval by each of the Nominating Committee and the Board, after conducting a good faith customary due diligence process and consistent with the Board’s fiduciary duties.

The Agreement further provides that, during the Support Period, so long as the Marathon Parties have maintained the Minimum Ownership Threshold since the date of the Agreement, (i) management of the Issuer (together with the Issuer’s Lead Independent Director, should such director elect to participate) will hold a customary investor conference call, for up to 45 minutes, with Mr. Cibelli and other representatives of the Marathon Parties following each of the Issuer’s quarterly and annual earnings calls, and (ii) promptly following such call, the Lead Independent Director (together with any other independent directors of the Issuer selected by the Lead Independent Director to attend such meeting) will participate in a call with Mr. Cibelli and other representatives of the Marathon Parties without management of the Issuer present for up to 15 minutes.

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

12

CUSIP No. 26856L103

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 6, 2020, the Marathon Parties entered into a Joint Filing Agreement in which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On July 1, 2020, the Marathon Parties and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.2 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing Agreement by and between Marathon Partners L.P., Marathon Focus Fund L.P., Marathon Partners LUX Fund, L.P., Cibelli Research & Management, LLC, Marathon Partners Equity Management, LLC and Mario D. Cibelli, dated July 6, 2020.
99.2	Agreement, dated as of July 1, 2020, among e.l.f. Beauty, Inc., Marathon Partners L.P., Marathon Focus Fund L.P., Marathon Partners LUX Fund, L.P., Cibelli Research & Management, LLC, Marathon Partners Equity Management, LLC and Mario D. Cibelli.

13

CUSIP No. 26856L103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2020

Marathon Partners L.P

By:	Marathon Partners Equity Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Focus Fund L.P.

By:	Cibelli Research & Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Partners LUX Fund, L.P.

By:	Cibelli Research & Management, LLC, its General Partner

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Cibelli Research & Management, LLC

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

Marathon Partners Equity Management, LLC

By:	/s/ Mario D. Cibelli
	Name:	Mario D. Cibelli
	Title:	Managing Member

/s/ Mario D. Cibelli
MARIO D. CIBELLI Individually and as attorney-in-fact for Beth Birnbaum and Dhiren Fonseca
14